UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

SALARY.COM, INC.

(Name of Subject Company)

SALARY.COM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

794006106

(CUSIP Number of Class of Securities)

Paul R. Daoust

President and Chief Executive Officer

Salary.com, Inc.

160 Gould Street

Needham, Massachusetts 02494

(781) 851-8000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

James A. Matarese, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on September 2, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”) by Salary.com, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Spirit Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Kenexa Corporation, a Pennsylvania corporation (“Parent”), to purchase all of the outstanding common stock, par value $0.0001 per share, of the Company (collectively, the “Shares”) at a purchase price of $4.07 per Share, net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated September 2, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings given in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph in the Schedule 14D-9 after the first paragraph under the heading “Litigation:”

“On September 15, 2010, a purported stockholder class action complaint was filed in the Massachusetts Superior Court in Norfolk County, captioned Raymond Mills vs. Salary.com, Inc., et al. (the “Mills Action”), naming as defendants the Company, the members of the Company Board, Parent and Purchaser. The Mills Action alleges, among other things, that the directors of the Company breached fiduciary duties in connection with their efforts to sell the Company to Parent through an allegedly unfair process and at an allegedly unfair price, that the Company, Parent and Purchaser colluded in or aided and abetted the members of the Company Board in their alleged breach of fiduciary duties and that the Schedule 14D-9 omits and/or misrepresents material information. The complaint seeks, among other things, injunctive relief against consummating the proposed transaction, an order directing the members of the Company Board to make certain additional disclosures in the Schedule 14D-9 and the awarding of the costs and disbursements of the Mills Action to the plaintiff, including reasonable attorneys’ and experts’ fees. The Company believes the Mills Action lacks merit and plans to vigorously defend against it.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Salary.com, Inc.

By:  /s/     Bryce Chicoyne

        Name:  Bryce Chicoyne

        Title:    Senior Vice President and

                      Chief Financial Officer

Dated: September 21, 2010